Media General, Inc., P.O. Box 85333 Richmond, Virginia 23293-0001 (804) 649-6000	www.mediageneral.com
(804) 649-6643
Fax (804) 649-6024
sdickinson@mediageneral.com

Stephen Y. Dickinson

Controller and Chief Accounting Officer

June 12, 2009

Ms. Linda Cvrkel, Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	Media General, Inc. (Registrant)
Form 10-K for the year ended December 28, 2008
Filed February 25, 2009
File No. 001-6383

Dear Ms. Cvrkel:

This letter is submitted in response to the staff’s comments contained in your letter, dated May 21, 2009, relative to the Media General, Inc. (“Registrant” or “Company”), Form 10-K for the year ended December 28, 2008.

In the following paragraphs, each of the staff’s comments is presented in bold, followed by the Registrant’s response.

Note 3. Intangible Assets and Impairment, page 28

1.	We note that your response to our prior comment 11 includes several of the assumptions such as discount rate, market trading multiples, and terminal growth rate used in the discounted cash flow tests in each of the three 2008 impairment analyses. However, in light of the significant amount of goodwill and other intangibles remaining on your balance sheet as of March 31, 2009, the reduction in revenues and net loss in the first quarter of 2009 and the low market value of your equity compared to book value, we are concerned that the goodwill and other intangible asset amounts may not be recoverable. For the goodwill and FCC license impairment analyses performed in December 2008, please provide us the forecasted revenue and expense growth rates in your analyses, including the number of years used in your projections. Also please tell us if the revenue amounts and net loss occurring in the first quarter of 2009 are consistent with the projections used in the December 2008 goodwill and FCC license impairment analysis. Additionally, please explain the nature of the significant changes in the assumptions that occurred during 2008 that resulted in additional impairments to goodwill and FCC licenses, as it is not apparent from the key metrics provided in the response, and tell us why you do not believe any of those assumptions have changed during the first quarter of 2009.

Registrant’s Response

Paragraphs 17 and 28 of FAS 142 collectively indicate that interim impairment tests of goodwill and indefinite-lived intangible assets should be performed if an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit or an indefinite-lived intangible asset below its carrying amount. Examples of events or circumstances that may indicate impairment are provided in paragraph 28 of FAS 142 (goodwill) and paragraph 8 of FAS 144 (FCC licenses). The Registrant reviewed these factors and considered the need for an interim impairment test as of the end of its first quarter 2009. The Registrant determined that it was more-likely-than-not that the estimated fair values of its indefinite-lived intangible assets and reporting units with goodwill exceeded the corresponding carrying values.

As indicated in the Registrant’s response to prior comment 11, the Registrant used a combination of a market approach and a discounted cash flow approach for purposes of the step 1 goodwill tests at December 28, 2008; no impairment of goodwill was identified as a result of these tests. The market approach considers forecasted EBITDA (i.e., a cash flow measure) and market multiples. The discounted cash flow approach used in the step 1 goodwill test considers expected cash flows for a period of eight years, market multiples, and a discount rate. As both approaches are focused on cash flow measures rather than forecasted revenue and expense measures, a decrease in revenue growth rate assumptions would not necessarily be indicative of an impairment when coupled with reduced expenses. In conjunction with its first quarter close, the Registrant compared the then current forecasted 2009 cash flows of its reporting units to the cash flows that were used in the December 2008 impairment test and determined that they were essentially identical. Based on discussions with third parties, including investment bankers and appraisal experts, the Registrant also determined that other significant assumptions, transaction multiples and discount rates, were consistent with those used in the December 2008 impairment test. Therefore, the Registrant concluded that it was more-likely-than-not that the fair values of its reporting units exceeded their carrying values at March 29, 2009.

The Registrant also uses a discounted cash flow approach for purposes of testing FCC license intangible assets for impairment. As the FCC license test is based on the expected cash flows for an average market participant starting a new station, the analysis incorporates a time period of 12 years of cash flows rather than the eight years used in the step 1 goodwill test. The time horizon is longer because a new station has negative cash flows in the early years as it matures. Furthermore, the number of years used in both the goodwill and FCC analyses is a multiple of four years to capture the full revenue impact of presidential election cycles. The FCC license test also takes into account market multiples and discount rates that are largely the same as those used in the step 1 goodwill test. As indicated by the key metrics provided in response to prior comment 11, the Registrant experienced an adverse change in both market multiples and the discount rate between the June 2008 and the December 2008 interim impairment tests. At the same time, the expected cash flows of an average market participant starting a new station decreased for several of the Registrant’s television stations. The combined effect of these assumption changes resulted in an additional impairment of FCC license intangible assets at December 28, 2008. However, as indicated in the preceding paragraph, the Registrant did not identify any measurable change in expected cash flows, transaction multiples, or discount rates between December 28, 2008, and March 29, 2009. Therefore, the Registrant concluded that it was more-likely-than-not that the fair values of its FCC license intangible assets exceeded their carrying values at March 29, 2009.

Every quarter, the Registrant monitors the impairment indicators listed in paragraph 28 of FAS 142 and paragraph 8 of FAS 144. It will continue to assess the likelihood of adverse changes in future cash flows, transaction multiples, and discount rates. The Registrant will also modify its disclosures surrounding the recoverability of goodwill and intangible assets as facts and circumstances dictate.

Note 11. Commitments, Contingencies, and Other – Other, page 39

2.	We note from your response to our prior comment 15 that Sprint/Nextel is providing you new digital equipment in exchange for your old broadcasting equipment. As it appears that your old broadcasting equipment will no longer be useful to anyone, please explain to us why Sprint/Nextel is providing this new equipment effectively free of charge. As part of your response, please tell us if you will be required to provide Sprint/Nextel any products or services in the future, as a result of this equipment exchange. If there are future performance requirements, please tell us how you have considered these in your accounting for the equipment exchanges.

Registrant’s Response

As discussed in the Registrant’s May 27, 2009, telephone conversation with the SEC’s Claire Erlanger, largely in response to first-responder communication issues that arose during the 9/11 terrorist attacks the FCC adopted Order #04-168 in 2004 to address the issue of interference with public safety communications in the 800 MHz band. Pursuant to the FCC order, Sprint/Nextel was required to relinquish certain of its spectrum rights in the 700 MHz and 800 MHz bands in exchange for spectrum rights in the 2 GHz band. Sprint/Nextel was also assigned financial responsibility for the full cost of relocation of all incumbent broadcasters in the 2 GHz band. Television stations, including the Registrant’s, use equipment that operates in the 2 GHz band, and as such the Registrant’s television stations are required to relinquish the relevant equipment to Sprint/Nextel. As indicated in the Registrant’s response to prior comment 15, the Registrant receives new equipment in exchange for the equipment it surrenders.

The FCC Order was designed to be as equitable as possible to all parties involved. Television broadcasters, including the Registrant, effectively received new equipment free of charge from Sprint/Nextel and have no ongoing performance requirements or agreement to provide products or services to Sprint/Nextel in the future. Sprint/Nextel bid on and obtained rights to the 2GHz bandwidth in an FCC auction. Any costs incurred by Sprint/Nextel in conjunction with the spectrum relocation program are offset against the amount it owes the FCC. Sprint/Nextel is also free to dispose the assets it receives as part of the exchanges (e.g., it could sell those assets to companies that operate in the 2 GHz band in foreign countries).

As indicated in response to prior comment 15, the Registrant received assets as part of nonmonetary exchanges that it determined to have commercial substance as defined by APB 29 (as amended). There were no future performance obligations associated with the exchange transactions. Accordingly, the Registrant concluded that the gains recognized in 2008 and 2007 were appropriate.

Further details of the Sprint/Nextel relocation program can be found at the following Internet address:

http://www.2ghzrelocation.com/plugin/template/broadcast/welcome/*.

We hope the staff finds the above information responsive to its comments. In connection with this response, the Registrant acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the information contained in this response, please contact the undersigned at (804) 649-6643.

Very truly yours,

/s/ Stephen Y. Dickinson
Stephen Y. Dickinson

cc:	John A. Schauss

George L. Mahoney

Claire Erlanger (SEC)

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